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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taylor Stuart Financial Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C.
MAR 1 ? 2002
538

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1981 Marcus Ave., Ste. E100
(No. and Street)
Lake Success, NY 11042
(City) (State) (Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eileen A. Moore, Director of Compliance
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Goldstein Golub Kessler LLP
(Name — *if individual, state last, first, middle name*)
1185 Ave. of the Americas, Ste. 500, New York, NY 10036-2602
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAYLOR STUART FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

TAYLOR STUART FINANCIAL, INC.

CONTENTS
December 31, 2001

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Taylor Stuart Financial, Inc.

We have audited the accompanying statement of financial condition of Taylor Stuart Financial, Inc. (the "Company") as of December 31, 2001 and the related statements of operations, changes in stockholders' equity, and cash flows for the 15-month period ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Stuart Financial, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the 15-month period from October 1, 2000 through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 of the notes to financial statements, the Company has suffered a loss from operations thereby resulting in the erosion of its capital base, and on December 31, 2001, had a regulatory net capital deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

January 30, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

TAYLOR STUART FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash	$	82,801
Due from Broker		15,799
Securities Owned, at fair value		607,820
Property and Equipment, at cost, net of accumulated depreciation and amortization of $145,137		86,226
Due from Affiliate		75,000
Other Assets		51,541
Total Assets	$	919,187
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable and Accrued Expenses	$	224,463
Taxes Payable		570,274
Total liabilities		794,737
Commitments and Contingencies		
Stockholders' Equity:		
Common stock - no par value; authorized and issued 3,000 shares		1,667
Additional paid-in capital		2,260,714
Accumulated deficit		(2,125,431)
Less 15 shares of common stock in treasury, at cost		(12,500)
Stockholders' equity		124,450
Total Liabilities and Stockholders' Equity	$	919,187

See Notes to Financial Statements

TAYLOR STUART FINANCIAL, INC.

STATEMENT OF OPERATIONS

15-month period ended December 31, 2001

Revenue:	
Commissions	$ 474,956
Consulting and underwriting fees	192,375
Principal transactions	(1,790,789)
Interest and dividend income	36,316
Other income	3,133
Total income	(1,084,009)
Expenses:	
Employee compensation and related payroll taxes	564,669
Floor brokerage, exchange and clearance charges	126,642
Occupancy costs	167,498
Telephone and communications	70,677
Information service	146,081
Professional fees	187,169
Interest expense	149,578
Printing, postage and other office expenses	21,715
Other	257,676
Total expenses	1,691,705
Loss before provision for taxes	(2,775,714)
Provision for taxes	(545)
Net loss	$(2,776,259)

See Notes to Financial Statements

TAYLOR STUART FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

15-month period ended December 31, 2001

	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
Balance at September 30, 2000	$1,667	$(375,150)	$1,375,308	$ 650,828	$ 1,652,653
Net loss				(2,776,259)	(2,776,259)
Sale of treasury stock - 435 shares		362,650	885,406		1,248,056
Stockholders' equity at December 31, 2001	$1,667	$ (12,500)	$2,260,714	$(2,125,431)	$ 124,450

See Notes to Financial Statements

TAYLOR STUART FINANCIAL, INC.

STATEMENT OF CASH FLOWS

15-month period ended December 31, 2001

Cash flows from operating activities:	
Net loss	$(2,776,259)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	56,129
(Increase) decrease in operating assets:	
Receivable from clearing broker	(15,799)
Securities owned	2,294,760
Due from affiliate	(75,000)
Other assets	30,345
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	81,371
Payable to clearing broker	(851,981)
Taxes payable	49,581
Net cash used in operating activities	(1,206,853)
Cash flows used in investing activity - purchase of property and equipment	(2,501)
Cash flows from financing activities:	
Sale of treasury stock	1,248,056
Repayment of capital lease obligation	6,723
Cash provided by financing activities	1,254,779
Net increase in cash and cash equivalents	45,425
Cash at beginning of period	37,376
Cash at end of period	$ 82,801

Supplemental disclosure of cash flow information:

Cash paid during the period for interest	$ 53,293

See Notes to Financial Statements

1. ORGANIZATION AND NATURE OF BUSINESS:

During ~~the year,~~ State Street Securities, Inc. (d/b/a Taylor Stuart Financial) changed its name to Taylor Stuart Financial, Inc. (the "Company").

Effective September 30, 2001, the Company changed its fiscal year-end from September 30 to a calendar year ending December 31. As a result of this change, the Company is reporting the results of its operations for the 15-month period from October 1, 2000 to December 31, 2001.

The Company is an introducing broker registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and commission revenue and expenses on a trade-date basis.

Securities owned are stated at fair value, which is the last price quoted on the primary exchange on the last day of the fiscal year or at management's estimate of fair value for positions that are not currently marketable, with the resulting unrealized gains and losses reflected in income.

Depreciation of furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the term of the lease.

Effective January 1, 2001, the Company elected to be treated as an S Corporation for federal and state income tax purposes. Therefore, the Company is not liable for federal income tax payments. The Company is subject to state corporate taxes applicable to S Corporations.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. DUE FROM BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At December 31, 2001, the amount due from the broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2001, there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

4. DUE FROM AFFILIATE: Due from affiliate is the remaining amount due from World Link Asset Management, LLC ("WLAM") with respect to the sale of shares of stock owned by the Company. WLAM is owned by several of the stockholders of the Company.

5. STOCKHOLDERS' EQUITY: During the year, the Company sold 435 shares of its common stock held in treasury for $1,248,056 and the gain of $885,406 attributable to the sale of those shares was credited to additional paid-in capital.

6. NET CAPITAL REQUIREMENT: As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2001, the Company had a net capital deficiency of $438,392.

The deficiency was caused by the continuing significant declines in market value of its securities owned and the decline in the level of introduced customer business. The management of the Company expects to cure this deficiency in the first quarter of 2002.

7. GOING CONCERN: The accompanying financial statements have been prepared assuming the Company will continue as a going concern. However, the Company has sustained net losses of $2,776,259 for the period from October 1, 2000 to December 31, 2001. At December 31, 2001, the Company has a net capital deficiency in the amount of $438,392. Upon discovery of any deficiency occurring within the past 15 months, the Company notified the SEC and the NASD and temporarily ceased engaging in securities activities. The Company intends to resume operations once it has obtained sufficient net capital. Management of the Company expects to infuse additional capital which is expected to provide the Company with regulatory net capital sufficient to resume operations.

8. COMMITMENTS AND CONTINGENCIES: The Company is obligated under a noncancelable operating lease for office space expiring on September 30, 2004. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under the lease are as follows:

Year ending December 31,

2002	$210,957
2003	217,285
2004	223,804
2005	56,361
	$708,407

Included in occupancy costs in the statement of operations is rent expense of $167,498 for the year ended December 31, 2001.

In the normal course of business, the Company, along with individual brokers, has been named as a defendant in several arbitrations arising out of its activities as a broker-dealer in securities. Management intends to defend these matters vigorously. In view of the inherent difficulty of predicting the outcome of pending arbitrations, the Company is unable to form an opinion as to the likelihood of an unfavorable outcome in these matters or estimate the amount of damages, if any, which might be awarded against the Company should any of these matters be resolved unfavorably for the Company.

TAYLOR STUART FINANCIAL, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2001

Stockholders' equity	$ 124,450
Less nonallowable assets:	
Nonmarketable securities	143,123
Fixed assets	86,226
Other assets	51,541
Due from affiliate	75,000
Other charges - blockage	27,058
Net capital before haircuts on security positions	(258,498)
Less haircuts on security positions	(126,911)
Net capital deficiency	(385,409)
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $794,737 or $5,000, whichever is greater	52,983
Net capital deficiency after adjustment for minimum requirement	$(438,392)
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 224,463
Taxes payable	570,274
Total aggregate indebtedness	$ 794,737

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.